Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a joint press release issued by Epicor Software Corporation and Scala Business Solutions N.V. on January 23, 2004.

For Immediate Release

Contacts:	Valerie Brodie	Neville Hobson
	VP, IR and Corporate Communications	VP Corporate Communication
	Epicor Software Corporation	Scala Business Solutions
	Irvine, CA, USA	Amsterdam, The Netherlands
	Phone +1 949-585-4293	Phone +31 20 427 4361
	E-mail vbrodie@epicor.com	E-mail neville.hobson@scala.net

Epicor and Scala Business Solutions Provide Timing Update

Regarding Public Offer for All Shares of Scala

Epicor Schedules Fourth Quarter and Fiscal Year-End 2003 Conference Call

IRVINE, Calif., USA, and AMSTERDAM, The Netherlands – January 23, 2004 – Epicor® Software Corporation (NASDAQ: EPIC) and Scala® Business Solutions N.V. (Euronext: A.SCALA) today announced that they have made an initial determination that the offer for Scala’s shares will be exempt from the requirements to file a U.S. registration statement in reliance on the SEC’s Rule 802, which provides an exemption for exchange offers for securities of foreign companies with limited U.S shareholdings. As a result, Epicor and Scala have agreed to amend the procedure under which Epicor’s offer for Scala shares will be made to provide for the elimination of the filing of a registration statement with the United States Securities and Exchange Commission.

The consideration offered remains unchanged – a cash price of US$1.8230 per Scala share plus 0.1795 shares of Epicor’s common stock, subject to adjustment as previously announced.

Under the changed procedure, Epicor is now preparing and expects to make available an offering memorandum (which will include “Bte Prospectus” information about Epicor) pursuant to the Dutch regulatory requirements.

Based on the decision to pursue the offer under the Dutch regulatory process and the fact that the fiscal year 2003 has now ended for both companies, Epicor will include in the offering memorandum year-end audited financials for 2003 for both companies when they are completed. The Dutch regulator (the Netherlands Authority for the Financial Markets) has granted Epicor an extension of the Dutch law requirement to publish the offering memorandum within six weeks of their bid announcement made on December 12, 2003. Epicor now expects to commence the offer period in March 2004.

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Epicor and Scala Business Solutions Provide Timing Update

Epicor will hold its fourth quarter and fiscal year-end 2003 conference call on January 28 at 2:00 PST. The call will be webcast on Epicor’s Web site at www.epicor.com/company/investor. The fiscal 2003 earnings webcast will be archived on the site for thirty days.

When:	Wednesday, January 28, 2004

Time:	2:00 p.m. PST

Dial in:	888-662-8850 or 706-634-2243

Replay:	The conference call replay will be available by telephone

From:	January 28 at 4:00 p.m. PST

Through:	January 31 at 4:00 p.m. PST

Dial:	800-642-1687 or 706-645-9291

Conf ID:	509-1378

On the call George Klaus, Epicor’s chairman, CEO and president, will review fourth quarter and fiscal year 2003 earnings and the outlook for 2004. Andreas Kemi, Scala’s CEO, will join Klaus on the call to review the merger integration plans.

Both companies reconfirm their commitment to the planned merger and the numerous synergies and strategic opportunities of the combined entity as previously announced. Scala’s Supervisory Board and Managing Board reconfirm their full support for Epicor’s public offer and recommend that shareholders accept it.

The proposed merger has an anticipated aggregate transaction value of approximately US$ 112.5 million (the equivalent of €3.85 per ordinary share of Scala), as of the closing price on January 22, 2004.

About Epicor Software Corporation

Founded in 1984, Epicor has provided leading enterprise software solutions for midmarket companies around the world for over twenty years. With over 15,000 customers, Epicor delivers end-to-end, industry-specific solutions that enable companies to immediately improve business operations and build competitive advantage in today’s Internet economy. Epicor’s comprehensive suite of integrated software solutions for Customer Relationship Management, Financials, Manufacturing, Supply Chain Management, Professional Services Automation and Collaborative Commerce provide the scalability and flexibility to support long-term growth. Epicor’s solutions are complemented by a full range of services, providing single point of accountability to promote rapid return on investment and low total cost of ownership, now and in the future. Epicor is headquartered in Irvine, California and has offices and affiliates around the world. For more information, visit the company’s Web site at www.epicor.com.

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Epicor and Scala Business Solutions Provide Timing Update

About Scala Business Solutions

Scala Business Solutions offers a collaborative ERP system to make business simple. Whether companies do business in established or emerging markets, or even in some of the world’s most difficult-to-get-to places, Scala offers them the most complete, integrated ERP, CRM and SCM solution on a Web services platform to help them increase their business efficiency and productivity. Scala has the local know-how and expertise to deliver results for businesses anywhere in the world, gained from over 25 years working with international companies and their subsidiaries and divisions in all types of industries. Scala delivers software and services which support local currencies, accounting regulations and legal requirements in more than 30 languages in over 140 countries.

Scala is listed on the Euronext Amsterdam Stock Exchange (symbol: SCALA). 2002 revenue was US$73.4 million.

Visit Scala’s Web site at www.scala.net for press information including press releases, information for investors, and company and product information.

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Epicor is a registered trademark of Epicor Software Corporation. All other trademarks referenced are the property of their respective owners.

©2004 Scala Business Solutions, NV. All rights reserved. The Scala logo, Scala® and iScala® are registered trademarks. Other trademarks or registered trademarks are the property of their respective owners.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epicor and Scala with respect to these items.

These forward looking statements include statements regarding the availability of the Rule 802 exemption, the expected date of the commencement of the offer period, closing date of the transaction, the purchase price, the accretive nature of the acquisition, the expected benefits of the transaction and growth of the combined entity and other statements that are not historical fact. These forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to satisfy conditions to closing, including regulatory approvals, changes in the public markets for Epicor and Scala stock, the companies’ ability to integrate operations and retain key personnel; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Quarterly report on Form 10-Q, for the quarter ended September 30, 2003. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Note to U.S. Holders of Scala Shares

The exchange offer will be made for the securities of a foreign company. If the exchange offer is made in reliance on Section 802 of the Securities Act, the exchange offer will be subject to disclosure requirements of a foreign country that are different from those of the United States of America. Financial statements included in the offering memorandum with respect to Scala will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Additional Information and Where To Find It

If an exemption to make the exchange offer is not available under Section 802 of the Securities Act, Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus and offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. In such case, the offering memorandum and prospectus will be made available to Scala shareholders and the shareholders of Scala are urged to read these documents and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. Investors and shareholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Epicor on Epicor’s Investor Relations page on its corporate Web site at www.epicor.com/company/investor/ or to Scala’s Investor Relations page on its corporate Web site, http://www.scala.net/investors/epicor/.